UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779	Peter Niklai Managing Director INCJ, Ltd. 7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan +81-3-5532-7110	Masayuki Sugiyama General Manager Mitsui O.S.K. Lines, Ltd. 1-1 Toranomon 2-chome, Minato-ku Tokyo 105-8688, Japan +81-3-3587-7406

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,150,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,150,000 Common Shares (as defined below) issued by the Company (as defined below) to Marubeni Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement (as defined below); (ii) 3,465,000 Common Shares issued by the Company to INCJ SJ (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement (as defined below) in accordance with the recommendations of the Board of Directors of the Company (the “Board”), or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 385,000 Common Shares issued by the Company to MOL Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.
(3)	Marubeni may be deemed to beneficially own 3,299,690 Common Shares that Scorpio Services Holding Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“SSH”), has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

CUSIP No. Y2294C107	13D	Page 4 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Offshore Power Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,150,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,150,000 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement; (ii) 3,465,000 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 385,000 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.
(3)	Marubeni Offshore may be deemed to beneficially own 3,299,690 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni Offshore disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

CUSIP No. Y2294C107	13D	Page 6 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,465,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,465,000 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement; (ii) 3,150,000 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement, in each case that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 385,000 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,465,000 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement.
(3)	INCJ may be deemed to beneficially own 3,299,690 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. INCJ disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

CUSIP No. Y2294C107	13D	Page 8 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ SJ Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,000,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,465,000 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,465,000 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement; (ii) 3,150,000 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement, in each case that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 385,000 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,465,000 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement.
(3)	INCJ SJ may be deemed to beneficially own 3,299,690 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. INCJ SJ disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

CUSIP No. Y2294C107	13D	Page 10 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitsui O.S.K. Lines, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 385,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 385,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 385,000 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.
(2)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

CUSIP No. Y2294C107	13D	Page 11 of 31 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOL Offshore Energy Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 385,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 385,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 385,000 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.
(2)	The calculation of this percentage is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). The principal executive offices of the Company are located at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.	Identity and Background

(a)-(c), (f)

This statement on Schedule 13D is being filed by:

(i)	Marubeni Corporation, a Japanese corporation (“Marubeni”). Marubeni’s business and principal office address is 4-2 Ohtemachi 1-chome, Chiyoda-Ku, Tokyo, 100-8088 Japan.

(ii)	Marubeni Offshore Power Limited, a private limited company organized under the laws of England and Wales (“Marubeni Offshore”). Marubeni Offshore’s business and principal office address is 95 Gresham Street, London, United Kingdom EC2V 7AB.

(iii)	INCJ, Ltd., a Japanese corporation (“INCJ”). INCJ’s business and principal office address is 7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan.

(iv)	INCJ SJ Investment Limited, a private limited company organized under the laws of England and Wales (“INCJ SJ”). INCJ SJ’s business and principal office address is 1 Chamberlain Square Cs, Birmingham, United Kingdom, B3 3AX.

(v)	Mitsui O.S.K. Lines, Ltd., a Japanese corporation (“MOL”). MOL’s business and principal office address is 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan.

(vi)	MOL Offshore Energy Limited, a private limited company organized under the laws of England and Wales (“MOL Offshore”). MOL Offshore’s business and principal office address is 3 Thomas More Square, London, United Kingdom, E1W 1WY.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to the Joint Filing Agreement as further described in Item 6 below.

The principal business of Marubeni is business investment, development and management on a global level. Marubeni is involved in the handling of products and provision of services in a broad range of sectors. These areas encompass importing and exporting, as well as transactions in the Japanese market, related to food materials, food products, textiles, materials, pulp and paper, chemicals, energy, metals and mineral resources, transportation machinery, and includes offshore trading. Marubeni’s activities also extend to power projects and infrastructure, plants and industrial machinery, finance, logistics and information industry, and real estate development and construction.

The principal business of Marubeni Offshore is to invest and hold the investment in the Company.

INCJ is a public-private partnership between the Japanese government and major Japanese corporations, that provides capital and managerial support to boost the competitiveness of Japanese firms and create next-generation businesses in promising new technologies. The principal business of INCJ is to invest and assist in the development of various businesses.

The principal business of INCJ SJ is to invest and hold the investment in the Company.

Page 12 of 31 Pages

MOL is a one of the world’s largest transport companies. The principal business of MOL is traditional shipping and developing social infrastructure to meet the evolving social needs, including environmental conversation, with innovative technology and services.

The principal business of MOL Offshore is to invest and hold the investment in the Company.

The identity, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers, directors and controlling persons of each Reporting Person is set forth on Schedule A hereto, which is incorporated herein by reference.

(d), (e)

During the last five (5) years none of the Reporting Persons or, to the best of their knowledge, none of the other persons set forth on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in more detail in Item 6 below, as consideration for the sale by Marubeni Offshore, INCJ SJ and MOL Offshore of the entire share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement, at Completion (as defined in the Share Purchase Agreement), the Company:

(i)	issued 3,150,000 Common Shares and 700,000 Class A convertible preferred shares, par value US$0.01 per share, of the Company (the “Class A Preferred Shares”) to Marubeni Offshore;

(ii)	issued 3,465,000 Common Shares to INCJ SJ;

(iii)	issued 385,000 Common Shares to MOL Offshore;

(iv)	delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

(v)	paid $12,000,000 in cash to the Reporting Persons;

(vi)	issued redeemable notes in the aggregate principal amount of $74,000,000 to the Reporting Persons; and

(vii)	assumed $299,000,000 of the net debt of Atlantis Investorco Limited and its subsidiaries.
Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in more detail in Item 6 below:

(i)	Marubeni Offshore, INCJ SJ and MOL Offshore received 7,000,000 Common Shares in the aggregate and the Warrant, and Marubeni and Marubeni Offshore received the 700,000 Class A Preferred Shares, in connection with their sale of the entire issued share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement; and

(ii)	the Reporting Persons may receive additional Common Shares pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

Page 13 of 31 Pages

In connection with the Completion, on August 12, 2021, the Company increased the size of the Board from eight to ten members and appointed Peter Niklai and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date.

Each Reporting Person intends to review its investment in the Company and the Company’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, re-financings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Board. Such actions could also include additional purchases of Common Shares and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of Common Shares, the Company’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Common Shares, in whole or in part, at any time and from time to time, subject to any legal or contractual limitations and other considerations, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to such Reporting Person.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)

The calculation of percentages is based on an aggregate 18,233,604 Common Shares outstanding, comprising: (i) 11,233,604 Common Shares issued and outstanding as of June 30, 2021 and (ii) 7,000,000 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement.

As a result of the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at Completion, as well as the arrangements entered into pursuant to the Shareholders’ Agreement, which are more fully described in Item 6, Marubeni and Marubeni Offshore may be deemed to beneficially own in the aggregate 7,000,000 Common Shares, representing 38.4% of the Common Shares outstanding. Marubeni and Marubeni Offshore may also be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with SSH as a result of arrangements made pursuant to the Shareholders’ Agreement. Marubeni and Marubeni Offshore disclaim any such membership with SSH.

As a result of the 3,465,000 Common Shares issued by the Company to INCJ SJ at Completion, as well as the arrangements entered into pursuant to the Shareholders’ Agreement, which are more fully described in Item 6, INCJ and INCJ SJ may be deemed to beneficially own in the aggregate 7,000,000 Common Shares, representing 38.4% of the Common Shares outstanding. INCJ and INCJ SJ may also be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Exchange) with SSH as a result of arrangements made pursuant to the Shareholders’ Agreement. INCJ and INCJ SJ disclaim any such membership with SSH.

Page 14 of 31 Pages

As a result of the 385,000 Common Shares issued by the Company to MOL Offshore at Completion, MOL and MOL Offshore beneficially own in the aggregate 385,000 Common Shares, representing 2.1% of the Common Shares outstanding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

(b)

Marubeni and Marubeni Offshore may be deemed to share the power to vote or to direct the vote of 7,000,000 Common Shares in the aggregate as a result of arrangements made pursuant to the Shareholders’ Agreement.

Marubeni and Marubeni Offshore share the power to dispose or direct the disposition of 3,150,000 Common Shares.

INCJ and INCJ SJ may be deemed to share the power to vote or to direct the vote of 7,000,000 Common Shares in the aggregate as a result of arrangements made pursuant to the Shareholders Agreement.

INCJ and INCJ SJ share the power to dispose or direct the disposition of 3,465,000 Common Shares.

MOL and MOL Offshore share the power to vote or to direct the vote of 385,000 Common Shares, and share the power to dispose or to direct the disposition of 385,000 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)

Except as set forth in Items 3, 5 and 6 of this Schedule 13D, no other transactions in the Common Shares were effected by the Reporting Persons, nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, during the sixty (60) days prior to the date of this Schedule 13D.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Share Purchase Agreement

Pursuant to the terms of the Share Purchase Agreement, by and among the Company, Marubeni, Marubeni Offshore, INCJ, INCJ SJ, MOL, MOL Offshore, Atlantis Investorco Limited, and Eneti, (Bermuda) Limited, dated as of August 5, 2021 (the “Share Purchase Agreement”), Marubeni Offshore, INCJ SJ and MOL Offshore agreed to sell all of entire share capital in Atlantis Investorco Limited to the Company for the consideration described in Item 3 of this Schedule 13D.

Page 15 of 31 Pages

The transactions contemplated by the Share Purchase Agreement closed on August 12, 2021 (the “Completion Date”) and, on such date, the Company, among other things:

(i)	issued 3,150,000 Common Shares and 700,000 Class A Preferred Shares to Marubeni Offshore;

(ii)	issued 3,465,000 Common Shares to INCJ SJ;

(iii)	issued 385,000 Common Shares to MOL Offshore;

(iv)	delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

With respect to the Class A Preferred Shares, Marubeni has agreed to use reasonable endeavors to convert the Class A Preferred Shares into Common Shares as soon as reasonably practicable following the Completion Date, provided that Marubeni shall not effect a conversion if such conversion is reasonably likely to result in Marubeni becoming the owner of 20% or more of the Common Shares then issued and outstanding (the “20% Threshold”) (giving effect to the potential subsequent exercise and receipt by Marubeni of Common Shares pursuant to the Warrant and/or the potential subsequent receipt of any additional Common Shares as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021, and after taking into account of any Common Shares that the Company has repurchased under any approved share repurchase plan following the Completion Date). Additionally, the Company has agreed to not repurchase any Common Shares if such repurchase would result in Marubeni crossing the 20% Threshold.

Additionally, the Company has agreed to issue to the Reporting Persons, on a pro-rata basis, a number of additional Common Shares as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021. The number of additional Common Shares to be issued will be calculated based on the revenue recognized from the employment of the vessel during this period (provided that for purposes of calculating the number of additional Common Shares, the revenue shall not exceed US$7,986,000). This calculation is to be completed as soon as reasonably possible, and in any event, by no later than November 20, 2021.

Except with the prior written consent of the Company, the Reporting Persons have agreed to not transfer any Common Shares, beneficial ownership thereof or any other interest therein, prior to the expiration of the 180th day following the Completion Date (the “Lock-up Period”), except to another Reporting Person, their subsidiaries, and any holding company of any Reporting Person and any subsidiaries of such holding company.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Shareholders’ Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni, INCJ, MOL, the Company, and SSH entered into the Shareholders’ Agreement, dated as of August 12, 2021.

Pursuant to the Shareholders’ Agreement, for a period of seven years commencing on the Completion Date, as long as each of Marubeni and INCJ each beneficially own at least 2,500,000 Common Shares of the Company, each of Marubeni and INCJ has the right to designate one nominee for appointment or election to the Board of Directors of the Company. Either Marubeni or INCJ (but not both) has the right to transfer its right to designate one nominee for appointment or election to the Board of Directors of the Company to MOL such that MOL, instead of Marubeni or INCJ, will have the right to designate one nominee for appointment or election to the Board of Directors.

For a period of seven years commencing at the Completion Date, Marubeni, INCJ, MOL, and SSH have agreed to vote their Common Shares in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee (including the Marubeni and INCJ nominees to the Board of Directors of the Company); provided that the number of directors related to SSH or any of its affiliates does not exceed two directors at any given time. Additionally, each of Marubeni, INCJ, and MOL have agreed to vote their Common Shares in support of any increase in the authorized share capital of the Company as recommended by the Company’s Board of Directors, including a majority of the independent directors; provided that such shareholder is entitled pursuant to the Shareholders’ Agreement to nominate at least one director to the Board.

Page 16 of 31 Pages

Additionally, in the event that the Company issues additional shares of Common Stock or securities convertible into shares of Common Stock during the period commencing on the Completion Date and ending on the seven year anniversary of the Completion Date, the Company must offer to each Reporting Person the right to purchase its pro-rata portion of such additional shares equal to the greater of (i) the percentage determined by dividing (x) the number of shares of Common Shares held by such Reporting Person on a fully-diluted basis by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date, and (ii) the percentage determined by dividing (x) the Consideration Shares held by such Reporting Person on a fully-diluted basis as of the Completion Date, by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni Offshore, INCJ SJ, MOL Offshore, and the Company entered into the Registration Rights Agreement, dated as of August 12, 2021. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file with the SEC a registration statement on Form F-3 (the “Registration Statement”), as soon as practicable after the Completion Date, but in any event no later than 60 days prior to the expiration of the Lock-up Period, with respect to the resale of the Registrable Securities (as defined in the Registration Rights Agreement) of Marubeni Offshore, INCJ SJ and MOL Offshore. The Company has agreed to use commercially reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after filing.

The Registration Rights Agreement also provides Marubeni Offshore, INCJ SJ, and MOL Offshore with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Warrant

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, the Company delivered to Marubeni Offshore, INCJ SJ and MOL Offshore a warrant (the “Warrant”) to purchase additional Common Shares. The Warrant is exercisable in accordance with clause 6 of the Share Purchase Agreement and entitles the holders thereof to receive upon exercise a number of additional Common Shares equal to the lesser of (i) 2,000,000 Common Shares and (ii) a number of Common Shares based on the adjusted net asset value of the Company as of June 30, 2021 and determined in accordance with clause 6 of the Share Purchase Agreement.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Page 17 of 31 Pages

Item 7.	Material to Be Filed as Exhibits.
Exhibit No.	Description
99.1

Share Purchase Agreement, dated as of August 5, 2021, by and between Marubeni Offshore Power Limited, INCJ SJ Investment Limited, MOL Offshore Energy Limited, Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., Eneti (Bermuda) Limited, Eneti Inc., Atlantis Investorco Limited, and Atlantis Midco Limited (incorporated by reference to the Exhibit to the Company’s Form 6-K submitted to the SEC on August 12, 2021 (File No. 001-36231)).

99.2	Shareholders’ Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., and Scorpio Services Holding Limited.⁎
99.3	Registration Rights Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Offshore Power Limited, INCJ SJ Investment Limited, and MOL Offshore Energy Limited.⁎
99.4	Warrant, dated as of August 12, 2021, issued by Eneti Inc. to Marubeni Corporation, INCJ, Ltd., and Mitsui O.S.K. Lines, Ltd.⁎
99.5	Joint Filing Agreement.⁎
⁎ Filed herewith.

Page 18 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2021

MARUBENI CORPORATION

Date: August 20, 2021	By:	/s/ Hiroshi Tachigami
	Name:	Hiroshi Tachigami
	Title:	General Manager, Power Business Dept-III

MARUBENI OFFSHORE POWER LIMITED

Date: August 20, 2021	By:	/s/ Hiroshi Tachigami
	Name:	Hiroshi Tachigami
	Title:	Director

INCJ, LTD.

	By:	/s/ Peter Niklai
	Name:	PETER NIKLAI
	Title:	MANAGING DIRECTOR

INCJ SJ INVESTMENT LIMITED

	By:	/s/ Peter Niklai
	Name:	PETER NIKLAI
	Title:	DIRECTOR

MITSUI O.S.K. LINES, LTD.

Date: August 20, 2021	By:	/s/ Takeshi Hasimoto
	Name:	Takeshi Hasimoto
	Title:	Representative Director, President

MOL OFFSHORE ENERGY LIMITED

Date: August 20, 2021	By:	/s/ Takeyasu Moriguchi
	Name:	Takeyasu Moriguchi
	Title:	Director

[Signature page to Schedule 13D]

SCHEDULE A

Information Concerning Executive Officers and Directors of Marubeni

Executive Officers
Name and Business Address	Present Position	Citizenship
Masumi Kakinoki 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	President and Chief Executive Officer	Japan
Akira Terakawa 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Senior Executive Vice President	Japan
Mutsumi Ishizuki 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Senior Managing Executive Officer	Japan
Kenichiro Oikawa 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Managing Executive Officer	Japan
Takayuki Furuya 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Managing Executive Officer	Japan

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Fumiya Kokubu 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Chairman of the Board	Japan
Ichiro Takahara 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Vice Chairman	Japan
Masumi Kakinoki 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	President and Chief Executive Officer, Director	Japan
Akira Terakawa 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Senior Executive Vice President, Director	Japan
Mutsumi Ishizuki 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Senior Managing Executive Officer, Director	Japan
Kenichiro Oikawa 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Managing Executive Officer, Director	Japan

Takayuki Furuya 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, 100-8088	Managing Executive Officer, Director	Japan

Takao Kitabata

Sanda Gakuen

13-65, Minamigaoka 2-chome, Sanda-shi, Hyogo, 669-1535, Japan

Seiren Co., Ltd.

1-1, Minamiaoyama 1-Chome, Minato-ku, Tokyo, 107-0062, Japan

Zeon Corporation

Shin Marunouchi Center Building 14th Floor, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-8246, Japan

Kobe Steel, Ltd.

ON Building, 9-12, Kita-Shinagawa 5-chome, Shinagawa-ku, Tokyo, 141-8688, Japan

KAISHI PROFESSIONAL UNIVERSITY, Niigata Sogo Gakuin Academic Corporation

3-5, Shichikuyama 6-chome, Chuo-ku, Niigata-shi, Niigata, Japan

	Outside Director, Principal, Director, Director, Chairman of the Board, President	Japan
Kyohei Takahashi Fukoku Mutual Life Insurance Company 2-2, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo, 100-0011, Japan Showa Denko K.K. 13-9, Shiba Daimon 1-Chome, Minato-ku, Tokyo, 105-8518, Japan	Outside Director, Audit & Supervisory Board Member, Executive Advisor	Japan

Yuri Okina

Bridgestone Corporation

1-1, Kyobashi 3-chome, Chuo-ku, Tokyo 104-8340, Japan.

The Japan Research Institute, Limited

Osaki Forest Building, 2-18-1 Higashi-Gotanda, Shinagawa-ku, Tokyo, 141-0022, Japan

	Outside Director, Director, Chairperson	Japan

Takashi Hatchoji Nitto Denko Corporation 33rd Floor, Grand Front Osaka, 4-20, Ofuka-cho, Kita-ku, Osaka 530-0011, Japan	Outside Director, Director	Japan
Masato Kitera Nippon Steel Corporation 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan Japan Tobacco Inc. 1-1, Toranomon 4-chome, Minato-ku Tokyo 105-6927, Japan	Outside Director, Member of the Board, Member of the Board	Japan
Shigeki Ishizuka Sony Group Corporation 1-7-1 Konan Minato-ku, Tokyo, 108-0075 Japan Sony Corporation 1-7-1 Konan Minato-ku, Tokyo, 108-0075 Japan	Outside Director, Vice Chairman, Representative Corporate Executive Officer, Director	Japan

Information Concerning Executive Officers and Directors of Marubeni Offshore

Executive Officers
Name and Business Address	Present Position	Citizenship
N/A

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Yasutomo Miyake 95 Gresham Street, London, United Kingdom, EC2V 7AB	Director	Japan
Hiroyuki Sawada The Columbus Building, 7 Westferry Circus, London, United Kingdom, E14 4HD	Director	Japan
Hiroshi Tachigami Tokyo Nihombashi Tower, 7-1, Nihonbashi 2-Chome, Chuo-Ku, Tokyo, Japan, 103-6060	Director	Japan

Information Concerning Executive Officers and Directors of INCJ

Executive Officers
Name and Business Address	Present Position	Citizenship
Toshiyuki Shiga Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Chairman and Chief Executive Officer	Japan
Mikihide Katsumata Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	President and Chief Operating Officer	Japan
Nobuyuki Higashi Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Senior Executive Managing Director	Japan
Koichi Ashida Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Executive Managing Director	Japan
Shinji Oshige Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Executive Managing Director	Japan

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Tetsuro Toyoda Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Satoshi Ouchi Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Takuya Fukumoto Tokyo Toranomon Global Square, 1-3-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Akio Mimura Nippon Steel Corporation 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	External Director, Senior Advisor, Honorary Chairperson	Japan

Hideko Kunii Shibaura Institute of Technology 3-9-14 Shibaura, Minato-ku, Tokyo, Japan	External Director, Visiting Professor	Japan
Hajime Tanahashi Mori Hamada & Matsumoto 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	External Director, Partner	Japan
Tetsuo Noda Japanese Foundation for Cancer Research 3-8-31 Ariake, Koto-ku, Tokyo, Japan	External Director, Representative Director	Japan
Takashi Muraoka Industrial Growth Platform, Inc. 1-9-2 Marunouchi, Chiyoda-ku, Tokyo, Japan	External Director, Chief Executive Officer	Japan

Information Concerning Executive Officers and Directors of INCJ SJ

Executive Officers
Name and Business Address	Present Position	Citizenship
N/A

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Peter Niklai Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Hungary
Hironori Taiko Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan
Tetsuro Toyoda Tokyo Toranomon Global Square 7F, 1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan	Director	Japan

Information Concerning Executive Officers and Directors of MOL

Executive Officers
Name and Business Address	Present Position	Citizenship
Junichiro Ikeda 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Chairman Executive Officer	Japan
Takeshi Hashimoto 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	President, Chief Executive Officer	Japan
Akihiko Ono 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Executive Vice President, Executive Officer	Japan
Toshiaki Tanaka 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Senior Managing Executive Officer	Japan
Kenta Matsuzaka 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Senior Managing Executive Officer	Japan

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Junichiro Ikeda 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Representative Director, Chairman of the Board	Japan
Takeshi Hashimoto 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Representative Director, President	Japan
Akihiko Ono 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Representative Director	Japan
Toshiaki Tanaka 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Director	Japan
Kenta Matsuzaka 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Director	Japan
Yutaka Hinooka 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Director	Japan

Hideto Fujii Sumitomo Corporation OTEMACHI PLACE EAST TOWER, 3-2 Otemachi 2-Chome, Chiyoda-ku, Tokyo 100-8601, Japan	Outside Director, Adviser	Japan
Etsuko Katsu The Japan Foundation 1-6-4 Yotsuya, Shinjuku-ku, Tokyo 160-0004, Japan	Outside Director, Chairman of Fund Management Advisory Committee	Japan
Masaru Onishi KEIZAI DOYUKAI (Japan Association of Corporate Executives) 1-4-6,Marunouchi,Chiyoda-ku,Tokyo 100-0005, Japan	Outside Director, Trustee	Japan

Information Concerning Executive Officers and Directors of MOL Offshore

Executive Officers
Name and Business Address	Present Position	Citizenship
N/A

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Takeyasu Moriguchi 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Director	Japan
Masayuki Sugiyama 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan	Director	Japan

EXHIBIT INDEX

Exhibit No.	Description
99.1

Share Purchase Agreement, dated as of August 5, 2021, by and between Marubeni Offshore Power Limited, INCJ SJ Investment Limited, MOL Offshore Energy Limited, Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., Eneti (Bermuda) Limited, Eneti Inc., Atlantis Investorco Limited, and Atlantis Midco Limited (incorporated by reference to the Exhibit to the Company’s Form 6-K submitted to the SEC on August 12, 2021 (File No. 001-36231)).

99.2	Shareholders’ Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., and Scorpio Services Holding Limited.⁎
99.3	Registration Rights Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Offshore Power Limited, INCJ SJ Investment Limited, and MOL Offshore Energy Limited.⁎
99.4	Warrant, dated as of August 12, 2021, issued by Eneti Inc. to Marubeni Corporation, INCJ, Ltd., and Mitsui O.S.K. Lines, Ltd.⁎
99.5	Joint Filing Agreement.⁎
⁎ Filed herewith.